UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE: This Report of a Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference into the i) shelf registration statement on Form F-3 (Registration Number 333-276870) of Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Shelf Registration Statement and ii) registration statements on Form S-8 (File Nos. 333-269535 and 333-287999), in each case, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Entry into a Material Definitive Agreement.

On May 21, 2026, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), and certain individual investors (the “Purchasers”) entered into a subscription agreement (the “Subscription Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 2,298,000 Class B Ordinary Shares, $0.50 nominal value per share (the “Class B Ordinary Shares”), in a registered direct offering (the “Financing”).

This Financing is being completed without an underwriter or a placement agent and the Company is not paying underwriting discounts or commissions, so the proceeds to the Company, before expenses, will be approximately $11.4 million. The Company estimate the total expenses of this offering will be approximately $0.05 million.

The Company intends to use the net proceeds from the Financing for working capital and general corporate purposes. The Financing closed on May 27, 2026.

The form of the Subscription Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing summary of the terms of the Subscription Agreement is not complete and is qualified in its entirety by reference to such exhibit.

The sale and offering of Class B Ordinary Shares is effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-276870), as amended (the “Shelf Registration Statement”), which became effective on February 13, 2024, pursuant to a prospectus supplement to be filed with the Securities and Exchange Commission on or about the date hereof.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit No.	Description
5.1	Opinion of Arthur Cox LLP
10.1	Form of Subscription Agreement between Brera Holdings PLC and each Purchaser, dated May 21, 2026
23.1	Consent of Arthur Cox LLP (included as part of Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2026	BRERA HOLDINGS PLC

	By:	/s/ Ron Sade
Ron Sade
Chief Executive Officer

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